Exhibit 12.1

Gaming and Leisure Properties, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In Thousands, Except Ratio)

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Three Months Ended March 31, 2018
Income from continuing operations before income taxes	390,385	296,850	135,564	143,920	30,449	98,264
Add:
Fixed charges (from below) (1)	218,024	186,896	125,224	118,049	19,477	54,298

Earnings, as defined:	608,409	483,746	260,788	261,969	49,926	152,562

Fixed charges:
Interest expense, including the amortization of debt issuance costs	217,068	185,896	124,183	117,030	19,254	54,068
Estimate of the interest within rental expense	956	1,000	1,041	1,019	223	230

Total fixed charges before preferred stock dividends:	218,024	186,896	125,224	118,049	19,477	54,298
Preferred stock dividends	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends:	218,024	186,896	125,224	118,049	19,477	54,298

Ratio of earnings to fixed charges and preferred stock dividends:	2.79	2.59	2.08	2.22	2.56	2.81

(1)	For the purpose of computing the Company’s ratio of earnings to fixed charges, “earnings” is the amount resulting from adding: (a) pre-tax income from continuing operations and (b) fixed charges. “Fixed charges” is the amount equal to the sum of: (a) interest expensed; (b) amortization of capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.